UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2005______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated February 22, 2005

2.

News Release dated March 2, 2005

3.

Notice of Annual General Meeting

4.

Management Information Circular for the Annual General Meeting on March 24, 2005

5.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated: March 3, 2005	Signed: /s/ Christopher Dyakowski Christopher Dyakowski, Director

- News Release –

Storm Cat Energy Acquires Large Unconventional Shallow Gas Play in Eastern Saskatchewan, Canada

February 22, 2005

Calgary, Alberta - Storm Cat Energy Corp. (SME– TSX.V) (“Storm Cat”) is pleased to announce it has entered into a Farm-In Agreement with Golden Eagle Energy Ltd. (“Golden Eagle”) on a large exploration permit in eastern Saskatchewan called Moose Mountain. Golden Eagle is a private oil & gas exploration and production company based in Calgary, Alberta, Canada. The Moose Mountain play is classified as a large unconventional shallow gas play of which Storm Cat’s management has considerable experience in developing. Storm Cat will draw upon its strong drilling and completions experience and will operate the program. Golden Eagle will implement the geological and geophysical aspects of this new exploration opportunity.

This Saskatchewan Petroleum and Natural Gas Special Exploration Permit comprises 235,830 acres or 368 contiguous sections of land. Storm Cat has farmed into Golden Eagle’s 50% working interest, which provides Storm Cat with a 45% working interest before payout and 30% working interest after payout.

Storm Cat will pay Golden Eagle, the ‘Farmor’, $750,000 CDN and agrees to pay 95% of the first two years work commitment of $500,000 CDN. Furthermore, Storm Cat has agreed to pay 95% of the approximate $100,000 of technical and geological expenses incurred as programs are completed.

Payout provisions provide for Storm Cat, the ‘Farmee’, to recover 2.5 bcfe attributed to its 45% working interest share of petroleum substances produced from the Exploration Permit. Restated, Storm Cat will receive 45% of the first 5.5 bcfe of production from the exploration permit area. At Payout, Storm Cat will convert to a 30% working interest in these lands.

Company President , Scott Zimmerman said: “This transaction is consistent with our focused business plan of applying our technical expertise in the development of unconventional natural gas resources. Our partnership with Golden Eagle provides a combination of their geological expertise in this play type and area, along with Storm Cat’s drilling and completion expertise to develop the potential resource. As a result of the Moose Mountain acquisition and continued negotiations for additional Western Canadian properties, Storm Cat is expanding into larger offices in Calgary, Alberta. The company has recently signed a five year lease on approximately 5,400 square feet located at 209 - 8th Avenue SW, Calgary, Alberta. The new offices are expected to be fully operational by March 31, 2005.”

By Order of the Board of Directors Storm Cat Energy Corporation

“J. Scott Zimmerman”

J. Scott Zimmerman President

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com .

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

- News Release –
Storm Cat Energy Closes Non-Brokered Private Placement

March 2, 2005

STORM CAT ENERGY CORPORATION (TSX Venture: SME) – (the “Company”) announces that it has closed the non-brokered private placement first announced in its news release dated January 20, 2005. The issue was fully subscribed. On closing, the Company issued a total of 3.2 million units at a price of CDN $3.90 per unit.

Each unit consists of one Common share (a “Unit Share”) and one transferable Common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one Common share (a “Warrant Share”) at a price of CDN $5.20 per share on or before February 24, 2007. Neither the Unit Shares and Warrants, nor the Warrant Shares, may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before June 25, 2005 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

The TSX Venture Exchange has conditionally approved the subject private placement subject to the filing of final documents.

In connection with the private placement, the Company paid finders’ fees to five registered dealers comprising of $263,179.53 in cash payments and 82,998 finders’ fee units. Each finders’ fee unit consists of one Common share and one non-transferable Common share purchase warrant. Each warrant entitles the finder to purchase one Common share at a price of CDN $5.20 per share on or before February 24, 2007.

The Company has applied the proceeds of the offering to complete the purchase of the NE Spotted Horse Field located on the eastern portion of the Powder River Basin, approximately 35 miles northwest of Gillette, Wyoming, from Palo Petroleum, Inc. of Dallas, Texas, for a cash purchase price of US $8,550,000. The balance of the proceeds will be applied to carry out new exploration drilling, to pursue future property acquisitions and as general working capital.

STORM CAT ENERGY CORPORATION Per:

“J. Scott Zimmerman”

Scott Zimmerman President

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com .

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

STORM CAT ENERGY CORPORATION
(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper, Garry Oak Boardroom, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Thursday, March 24, 2005 at 10:00 a.m., for the following purposes:

(a)

To approve by special resolution the subdivision of the capital of the Company on the basis of one Common share being subdivided into two Common shares;

(b)

To authorize the directors of the Company, without further approval of the shareholders, to act or not act upon the special resolution subdividing the capital of the Company during the ensuing year as they deem is in the best interests of the Company; and

(c)

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 22nd day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Chris Dyakowski”

Chris Dyakowski, Chief Financial Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

STORM CAT ENERGY CORPORATION
C/O SUITE 3000 – 1055 WEST GEORGIA STREET
VANCOUVER, BC V6E 3R3

TELEPHONE: 604.641.4963

FAX: 604.646.2634

INFORMATION CIRCULAR

as at February 22, 2005

SOLICITATION OF PROXIES

This Information Circular and the accompanying documents (the “Meeting Materials”) are furnished in connection with the solicitation of proxies by the management of Storm Cat Energy Corporation (the “Company”) for use at the Extraordinary General Meeting of Shareholders of the Company to be held on Thursday, March 24, 2005 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES“.)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chief Financial Officer and the Secretary of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is 604.689.8144. Registered shareholders may also deposit their proxies through telephone and Internet services made available by Pacific Corporate Trust Company. (See the attached form of proxy for further instructions.)

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own name. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”). Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”. Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators) the Company has elected to seek voting instructions directly from NOBO’s. The Intermediaries (or their service companies) are responsible for forwarding this Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the

Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 17,601,607 fully paid and non-assessable Common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Shareholder of record at the close of business on February 22, 2005 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name

No. of Shares

Percentage

CDS & Co.

12,590,115(1)

71.5%

(1) The Company has no knowledge of the beneficial ownership of these shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2004, the former and current Chief Executive Officers and the former and current Chief Financial Officers of the Company (the “Named Executive Officers”). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended December 31, 2004.

Summary Compensation Table

Annual Compensation

Long Term Compensation

Awards

Payouts

Shares or

Securities

Units

Other Annual

Under

Subject to

Long Term

All Other

Name and

Compen-

Options

Resale

Incentive

Compen-

Principal

Salary

Bonus

sation

Granted

Restrictions

Plan Payouts

sation

Position	Year	($)	($)	($)	(#)	($)	($)	($)
Chris	2004	50,000	Nil	Nil	Nil	$24,000(3)	Nil	1,000
Dyakowski Former	2003	33,500(2)	Nil	Nil	50,000	Nil	Nil	Nil
Chief Executive	2002	30,000	Nil	Nil	Nil	Nil	Nil	32,947
Officer & Current Chief Financial Officer(1)
Scott	2004	Nil	Nil	Nil	450,000	330,000(5)	Nil	37,606
Zimmerman Current Chief Executive Officer(4)
Sandra	2004	Nil	Nil	Nil	Nil	4,800(7)	Nil	Nil
Morton Former	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Officer(6)
William	2004	Nil	Nil	Nil	Nil	Nil	Nil	11,013
Schmidt Former Chief Financial Officer(8)
NOTES:

(1)

Mr. Dyakowski resigned as Chief Executive Officer and was appointed as Chief Financial Officer of the Company on October 19, 2004.

(2)

This amount was paid to Max Investments Inc., a company of which Mr. Dyakowski is a principal, pursuant to a contract for services dated May 15, 2003.

(3)

40,000 units, each unit consisting of one share and one warrant, were issued to Mr. Dyakowski on January 16, 2004 pursuant to a private placement. The closing market price of the Company’s shares on January 15, 2004, the last day on which the Company’s shares traded prior to the date of issue, was $0.60 per share. The units issued to Mr. Dyakowski were subject to a four month hold period that expired on May 16, 2004.

(4)

Mr. Zimmerman was appointed President of the Company on October 19, 2004.

(5)

200,000 units, each unit consisting of one share and one warrant, were issued to Mr. Zimmerman on October 18, 2004 pursuant to a private placement. The closing market price of the Company’s shares on the date of issue was $1.65 per share. The units issued to Mr. Zimmerman were subject to a four month hold period that expired on February 19, 2005.

(6)

Ms. Morton resigned as Chief Financial Officer of the Company on May 31, 2004.

(7)

8,000 units, each unit consisting of one share and one warrant, were issued to Ms. Morton on January 16, 2004 pursuant to a private placement. The closing market price of the Company’s shares on January 15, 2004, the last day on which the Company’s shares traded prior to the date of issue, was $0.60 per share. The units issued to Ms. Morton were subject to a four month hold period that expired on May 16, 2004.

(8)

Mr. Schmidt was appointed Chief Financial Officer of the Company on May 31, 2004 and resigned that position on August 9, 2004.

(9)

Stock Options

The following table sets forth stock options granted during the financial year ended December 31, 2004 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Scott Zimmerman	450,000	95.7%	$1.00	$0.97	August 25/09

The following table sets forth details of the financial year end value of unexercised options held by the Named Executive Officers on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Chris Dyakowski Scott Zimmerman	Nil Nil	N/A N/A	50,000(1) (Exercisable) 450,000 (Exercisable)	$240,000 $1,980,000

NOTE:

(1)

Stock option to purchase 50,000 shares at $0.60 per share granted on November 28, 2003 for a term of five years.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Dyakowski’s services are provided to the Company under the terms of a contract for services dated May 21, 2004 between the Company and Max Investments Inc. pursuant to which Mr. Dyakowski is paid the sum of $5,000 per month.

Share Option Plan

The Company has in place a Share Option Plan (the “Plan”) for the benefit of directors, officers, employees, management employees and consultants of the Company. The Plan provides that the directors of the Company may grant options to purchase Common shares on terms that the directors may determine, within the limitations of the Plan. The maximum aggregate number of Common shares that may be reserved for issuance under the Plan and all other share compensation arrangements of the Company is 1,762,933 Common shares. The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Company’s shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSX Venture Exchange. No option may be granted for a term longer than five years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the Named Executive Officers (the “Other Directors”), except stock options. On March 3, 2004, Michael J. O’Byrne was granted a stock option to purchase 65,000 Common shares in the capital of the Company exercisable for a term of five years expiring on March 2, 2009 at a price of $1.00 per share. To date, this stock option has not been exercised.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Contract for Services Agreement with Chris Dyakowski

See “Termination of Employment, Change in Responsibilities and Employment Contracts” above for details regarding the entering into by the Company with Mr. Dyakowski of a Contract for Services Agreement dated May 21, 2004.

Private Placement

On October 18, 2004, the Company issued by way of private placement a total of 937,500 units at a price of $0.80 per unit, each unit consisting of one Common share and one warrant. Each warrant entitles the holder to purchase one additional Common share for a term of 18 months ending on April 18, 2006 at a price of $1.00 per share in the first 12 months and $1.25 per share in the remaining six months. Scott Zimmerman and Carmen Etchart, directors and/or officers of the Company, participated in this private placement as to 200,000 and 3,000 units, respectively.

Transfers Within Escrow

Effective October 21, 2004, pursuant to Share Purchase and Sale Agreements dated May 23, 2004 and August 31, 2004, a total of 169,750 escrow shares were transferred by certain directors or former directors of the Company as follows:

Name of Transferor	Name of Transferee	No. of Shares
Chris Dyakowski	Scott Zimmerman	34,875
Ronald Husband	Scott Zimmerman	45,000
William Schmidt	Scott Zimmerman	40,000

Name of Transferor	Name of Transferee	No. of Shares
Chris Dyakowski	Dr. Robert Bereskin	49,875

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2004 which has materially affected or would materially affect the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Subdivision of Issued Capital

To increase liquidity in trading of the Company’s shares, the management of the Company wishes to be in a position during the ensuing year to effect a subdivision of the Company’s issued share capital on the basis of each one Common share without par value being subdivided into two Common shares without par value. As at the date hereof, a total of 17,601,607 Common shares in the capital of the Company are issued and outstanding and following the subdivision, provided no further shares are issued, a total of 35,203,214 Common shares will be issued and outstanding. The proposed subdivision does not require the name of the Company to be changed.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass a special resolution in the following terms:

“RESOLVED, as a special resolution, that each one issued and fully paid Common share without par value in the capital of the Company be subdivided into two Common shares without par value in the capital of the Company.”

In the event the directors of the Company conclude for any reason that it would not be in the best interest of the Company to proceed with the subdivision as described above, then management of the Company would like for the directors of the Company to be authorized by the shareholders, without further approval of the shareholders, to act or not to act upon the special resolutions subdividing the issued share capital of the Company during the ensuing year. Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that, notwithstanding the approval of the proposal to subdivide the issued share capital on the basis of each one Common share without par value being subdivided into two Common shares without par value, the directors of the Company be and they are hereby authorized without further approval of the shareholders to act or not act upon the special resolution during the ensuing year as they deem is in the best interests of the Company.”

The subdivision of capital is subject to prior acceptance by the TSX Venture Exchange. Should the Company decide to proceed with the subdivision, the TSX Venture Exchange will issue a bulletin announcing the transaction. The shares of the Company would commence trading on the TSX Venture Exchange on a subdivided basis two business days following the issuance of the bulletin. Thereafter, the Company would mail to each registered shareholder a letter of explanation together with share certificates for the identical number of shares in the amount and registered in the shareholder’s name as is shown on the register of shareholders.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company c/o Suite 3000, 1055 West Georgia Street, Vancouver, BC, V6E 3R3 or by telephone at 604.836.5440.

DATED at Vancouver, British Columbia, this 22nd day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Chris Dyakowski”

Chris Dyakowski, Chief Financial Officer

Proxy

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (the "Meeting") OF STORM CAT ENERGY CORPORATION (the "Company")

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Chris Dyakowski, Chief Financial Officer of the Company, or failing this person, Carmen Etchart, Secretary of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, his/her Instrument of Proxy.

To be represented at the Meeting, voting instructions ***must be DEPOSITED*** *at the office of Pacific Corporate Trust Company no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.*

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.pctc.com/webvote.htm